UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 11-K


(Mark One)
(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2000

OR

( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________to____________


COMMISSION FILE NUMBER  0-16276

BANK OF HANOVER AND TRUST COMPANY
CASH OR DEFERRED PROFIT-SHARING PLAN
25 Carlisle Street
Hanover, PA  17331

(Full title of the Plan and the address of the Plan)


STERLING FINANCIAL CORPORATION
101 North Pointe Boulevard
Lancaster, PA  17601

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Bank of Hanover and Trust Company
Cash or Deferred Profit-Sharing Plan


Date: June 28, 2001                         Thomas J. Paholsky
                                            /s/ Thomas J. Paholsky
                                            Chief Financial Officer

EXHIBIT INDEX


EXHIBIT DESCRIPTION

1 Audited financial statements and supplemental schedule for Bank of Hanover and Trust Company Cash or Deferred Profit-Sharing Plan

2       Consent of Independent Auditors